United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Parauapebas, Pará, Brazil

Interim Financial Statements

March 31, 2025

VALE

2

Report of independent registered public accounting firm

To the shareholders and Board of Directors of

Vale S.A.

Results of review of interim financial statements

We have reviewed the accompanying consolidated interim statement of financial position of Vale S.A. and its subsidiaries (the "Company") as of March 31, 2025, and the related consolidated interim income statement and statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2025 and March 31, 2024, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein), and in our report dated February 19, 2025, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated statement of financial position as of December 31, 2024, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, April 24, 2025

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

3

Consolidated Interim Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended March 31,
	Notes	2025	2024
Net operating revenue	4(b)	8,119	8,459
Cost of goods sold and services rendered	5(a)	(5,451)	(5,367)
Gross profit		2,668	3,092

Operating expenses
Selling and administrative	5(b)	(145)	(140)
Research and development		(123)	(156)
Pre-operating and operational stoppage	25	(90)	(92)
Other operating revenues (expenses), net	5(c)	(258)	(250)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(253)	(6)
Operating income		1,799	2,448

Financial income	6	116	109
Financial expenses	6	(382)	(339)
Other financial items, net	6	451	(207)
Equity results and other results in associates and joint ventures	14 and 24	59	124
Income before income taxes		2,043	2,135

Income taxes	7	(647)	(448)

Net income		1,396	1,687
Net income attributable to noncontrolling interests		2	8
Net income attributable to Vale S.A.'s shareholders		1,394	1,679

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders	8
Common share (US$)		0.33	0.39

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Interim Statement of Comprehensive Income

In millions of United States dollars

		Three-month period ended March 31,
	Notes	2025	2024
Net income		1,396	1,687
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Translation adjustments of the Parent Company		2,612	(1,225)
Retirement benefit obligations		(4)	40
		2,608	(1,185)

Items that may be reclassified to income statement
Translation adjustments of foreign operations		(753)	178
Net investment hedge	18(a.iv)	171	(56)
Reclassification of cumulative translation adjustments to income statement		9	51
		(573)	173
Comprehensive income		3,431	675

Comprehensive income attributable to noncontrolling interests		33	6
Comprehensive income attributable to Vale S.A.'s shareholders		3,398	669

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Interim Statement of Cash Flows

In millions of United States dollars

		Three-month period ended March 31,
	Notes	2025	2024
Cash flow from operations	9(a)	2,534	4,479
Interest on loans and borrowings paid	9(b)	(240)	(186)
Cash received on settlement of derivatives, net	18(d)	134	43
Payments related to the Brumadinho event	23	(84)	(135)
Payments related to de-characterization of dams	25	(79)	(119)
Income taxes (including settlement program) paid		(596)	(506)
Net cash generated by operating activities		1,669	3,576

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(1,255)	(1,395)
Payments related to the Samarco dam failure	24	(162)	(86)
Dividends received from associates and joint ventures		19	3
Short-term investment		26	(44)
Other investing activities, net		1	3
Net cash used in investing activities		(1,371)	(1,519)

Cash flow from financing activities:
Loans and borrowings from third parties	9(b)	1,611	870
Payments of loans and borrowings to third parties	9(b)	(940)	(62)
Payments of leasing	22	(30)	(41)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(1,979)	(2,328)
Shares buyback program	28(c)	–	(275)
Net cash used in financing activities		(1,338)	(1,836)

Net increase (decrease) in cash and cash equivalents		(1,040)	221
Cash and cash equivalents in the beginning of the period		4,953	3,609
Effect of exchange rate changes on cash and cash equivalents		145	(40)
Effect of transfer the Energy Assets to non-current assets held for sale	15(a)	(115)	–
Cash and cash equivalents from subsidiaries acquired, net		12	–
Cash and cash equivalents at end of the period		3,955	3,790

The accompanying notes are an integral part of these interim financial statements.

6

Consolidated Interim Statement of Financial Position

In millions of United States dollars

	Notes	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	21	3,955	4,953
Short-term investments	21	43	53
Accounts receivable	10	2,144	2,358
Other financial assets	13	277	53
Inventories	11	4,919	4,605
Recoverable taxes	7(e)	1,093	1,100
Other		362	359
		12,793	13,481
Non-current assets held for sale	15(a)	1,894	–
		14,687	13,481
Non-current assets
Judicial deposits	26(c)	580	537
Other financial assets	13	262	231
Recoverable taxes	7(e)	1,381	1,297
Deferred income taxes	7(b)	8,309	8,244
Other		1,471	1,317
		12,003	11,626

Investments in associates and joint ventures	14	4,625	4,547
Intangibles	16	10,182	10,514
Property, plant, and equipment	17	41,933	39,984
		68,743	55,045
Total assets		83,430	80,152

Liabilities
Current liabilities
Suppliers and contractors	12	4,403	4,234
Loans and borrowings	21	608	1,020
Leases	22	176	147
Other financial liabilities	13	1,365	1,543
Taxes payable	7(e)	651	574
Settlement program ("REFIS")	7(c)	386	353
Liabilities related to Brumadinho	23	876	714
Liabilities related to associates and joint ventures	24	1,929	1,844
De-characterization of dams and asset retirement obligations	25	937	833
Provisions for litigation	26(a)	156	119
Employee benefits	27	664	1,012
Dividends payable		–	330
Other		385	367
		12,536	13,090
Liabilities associated with non-current assets held for sale	15(a)	698	–
		13,234	13,090
Non-current liabilities
Loans and borrowings	21	14,807	13,772
Leases	22	605	566
Participative shareholders' debentures	20	2,350	2,217
Other financial liabilities	13	2,227	2,347
Settlement program ("REFIS")	7(c)	1,005	1,007
Deferred income taxes	7(b)	175	445

7

Liabilities related to Brumadinho	23	1,256	1,256
Liabilities related to associates and joint ventures	24	1,908	1,819
De-characterization of dams and asset retirement obligations	25	5,164	4,930
Provisions for litigation	26(a)	948	894
Employee benefits	27	1,155	1,118
Streaming transactions		1,928	1,882
Other		306	281
		33,834	32,534
Total liabilities		47,068	45,624

Equity	28

Equity attributable to Vale S.A.'s shareholders		35,207	33,406
Equity attributable to noncontrolling interests		1,155	1,122
Total equity		36,362	34,528
Total liabilities and equity		83,430	80,152

The accompanying notes are an integral part of these interim financial statements.

8

Consolidated Interim Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		61,614	1,139	18,676	(3,911)	(729)	(43,383)	–	33,406	1,122	34,528
Net income		–	–	–	–	–	–	1,394	1,394	2	1,396
Other comprehensive income		–	–	1,337	–	(16)	683	–	2,004	31	2,035
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(1,596)	–	–	–	–	(1,596)	–	(1,596)
Transaction with noncontrolling interests		–	–	–	–	(6)	–	–	(6)	–	(6)
Share-based payment program	27(a)	–	–	–	1	4	–	–	5	–	5
Balance as of March 31, 2025		61,614	1,139	18,417	(3,910)	(747)	(42,700)	1,394	35,207	1,155	36,362

Balance as of December 31, 2023		61,614	1,139	21,877	(3,504)	(1,774)	(39,891)	-	39,461	1,520	40,981
Net income		–	–	–	–	–	–	1,679	1,679	8	1,687
Other comprehensive income		–	–	(606)	–	50	(454)	–	(1,010)	(2)	(1,012)
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(2,364)	–	–	–	–	(2,364)	–	(2,364)
Shares buyback program	28(b)	–	–	–	(275)	–	–	–	(275)	–	(275)
Share-based payment program	27(a)	–	–	–	2	(6)	–	–	(4)	–	(4)
Balance as of March 31, 2024		61,614	1,139	18,907	(3,777)	(1,730)	(40,345)	1,679	37,487	1,526	39,013

The accompanying notes are an integral part of these interim financial statements.

9

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product.Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).
•	Other energy transition metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

2. Basis of preparation of condensed consolidated interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

10

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

These interim financial statements were authorized for issue by the Board of Directors on April 24, 2025.

a) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended March 31,
	March 31, 2025	December 31, 2024	2025	2024
US Dollar ("US$")	5.7422	6.1923	5.8522	4.9515
Canadian dollar ("CAD")	3.9937	4.3047	4.0802	3.6723
Euro ("EUR")	6.1993	6.4363	6.1608	5.3768

b) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States signed an executive order imposing tariffs on products from several countries. The program establishes individualized import tariffs per country, based on a minimum tariff of 10%. The effective date and tariff amounts vary from country to country.

New announcements have been recently disclosed, and the Company is monitoring developments. Until this date, Vale does not expect any significant direct effects on its operations.

3. Significant events and transaction related to first quarter of 2025

•	Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança Geração de Energia S.A., including the assets of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant (together: "Energy Assets"), for the amount of US$837. As a result, Vale classified the Energy Assets as non-current assets held for sale and recognized an impairment of US$117 in the income statement. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions. Further details are presented in note 15(a) of these interim financial statements.

•	Shareholder remuneration – In February 2025, the Board of Directors approved shareholder remuneration in the amount of US$1,596 (R$9,143 million), which was paid in March 2025. Further details are presented in note 28(c) of these interim financial statements.
•	Bond issuance and repurchase – In February 2025, the Company issued bonds in the amount of US$750 maturing in 2054. In March 2025, these proceeds were partially used to redeem bonds maturing in 2034, 2036 and 2039 in the total amount of US$329. As a result of the early redemption, Vale paid a premium of US$44, which was recorded in the income statement for the period as a financial expense. Further details are presented in note 9(b) to these interim financial statements.

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

11

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Three-month period ended March 31,
	Notes	2025	2024
Iron ore		2,333	2,507
Iron ore pellets		536	882
Other ferrous products and services		18	70
Iron Solutions		2,887	3,459

Nickel		41	17
Copper		546	284
Other energy transition metals		(33)	(44)
Energy Transition Metals		554	257

Other (i)		(326)	(278)

Adjusted EBITDA		3,115	3,438

Depreciation, depletion and amortization		(704)	(714)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(420)	(73)
EBITDA from associates and joint ventures		(192)	(203)
Operating income		1,799	2,448

Equity results and other results in associates and joint ventures	14	59	124
Financial results	6	185	(437)
Income before income taxes		2,043	2,135

(i) Includes US$25 related to expenses of Vale Base Metals Limited that were not allocated to the operating segment for the three-month period ended March 31, 2025.

(ii) Includes adjustments of US$167 for the three-month period ended March 31, 2025 (2024: US$67), to reflect the performance of the streaming transactions at market prices.

b) Net operating revenue by shipment destination

	Three-month period ended March 31, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	3,625	—	—	3,625	92	162	7	261	3,886
Japan	444	19	—	463	54	—	—	54	517
Asia, except Japan and China	535	38	6	579	98	29	4	131	710
Brazil	249	377	160	786	23	—	5	28	814
United States of America	—	54	—	54	223	—	20	243	297
Americas, except United States and Brazil	—	49	—	49	120	—	—	120	169
Germany	82	41	—	123	142	194	4	340	463
Europe, except Germany	219	33	—	252	201	356	2	559	811
Middle East, Africa, and Oceania	—	444	—	444	8	—	—	8	452
Net operating revenue	5,154	1,055	166	6,375	961	741	42	1,744	8,119

12

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Three-month period ended March 31, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	3,662	—	—	3,662	72	156	—	228	3,890
Japan	520	65	—	585	97	—	—	97	682
Asia, except Japan and China	465	39	3	507	91	—	—	91	598
Brazil	329	521	145	995	8	—	3	11	1,006
United States of America	—	52	—	52	191	—	—	191	243
Americas, except United States and Brazil	—	121	—	121	123	62	—	185	306
Germany	68	35	—	103	96	127	—	223	326
Europe, except Germany	241	41	—	282	168	232	—	400	682
Middle East, Africa, and Oceania	7	711	—	718	8	—	—	8	726
Net operating revenue	5,292	1,585	148	7,025	854	577	3	1,434	8,459

(i) Includes operating revenue of China Mainland in the amount of US$3,801 (2024: US$3,674) and Taiwan in the amount of US$85 (2024: US$216).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered

	Consolidated
	Three-month period ended March 31
	2025	2024
Iron Ore	2,810	2,703
Iron Ore Pellets	559	739
Other ferrous products and services	137	110
Iron Solutions	3,506	3,552

Nickel	907	773
Copper	339	329
Other Energy Transition Metals	38	35
Energy Transition Metals	1,284	1,137

Depreciation, depletion and amortization	661	678
Cost of goods sold and services rendered	5,451	5,367

d) Assets by geographic area

	March 31, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	2,140	8,515	30,600	41,255	2,046	8,847	28,706	39,599
Canada	—	1,665	9,531	11,196	—	1,666	9,452	11,118
Americas, except Brazil and Canada	—	—	4	4	—	—	3	3
Europe	—	—	580	580	—	—	589	589
Indonesia	1,886	—	63	1,949	1,885	—	61	1,946
Asia, except Indonesia and China	—	—	646	646	—	—	654	654
China	—	1	3	4	—	1	4	5
Oman	599	1	506	1,106	616	—	515	1,131
Total	4,625	10,182	41,933	56,740	4,547	10,514	39,984	55,045

13

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Three-month period ended March 31,
	2025	2024
Services	1,022	1,031
Freight	1,015	938
Personnel	673	553
Depreciation, depletion and amortization	661	678
Materials	604	641
Acquisition of products	557	374
Fuel, oil and gas	265	369
Royalties	259	289
Energy	122	169
Others	273	325
Total	5,451	5,367

b) Selling and administrative expenses

	Three-month period ended March 31,
	2025	2024
Personnel	62	67
Services	27	34
Depreciation and amortization	24	10
Other	32	29
Total	145	140

c) Other operating revenues (expenses), net

		Three-month period ended March 31,
	Notes	2025	2024
Expenses related to Brumadinho event	23	(106)	(102)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	1	52
Provision for litigations	26(a)	(57)	(50)
Profit sharing program		(40)	(85)
Expenses related with socio-environmental commitments		(14)	(12)
Others		(42)	(53)
Total		(258)	(250)

14

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6. Financial results

		Three-month period ended March, 31
	Notes	2025	2024
Financial income
Short-term investments		98	81
Other		18	28
		116	109
Financial expenses
Loans and borrowings interest	9(c)	(220)	(166)
Bond premium repurchase	9(c)	(44)	–
Interest on supplier finance arrangements		(39)	(46)
Interest on REFIS		(18)	(28)
Interest on lease liabilities	22	(8)	(14)
Other		(53)	(85)
		(382)	(339)
Other financial items, net
Foreign exchange and indexation losses, net		(352)	(373)
Participative shareholders' debentures	20	38	164
Derivative financial instruments, net	18	765	2
		451	(207)
Total		185	(437)

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, mainly due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

15

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

		Three-month period ended March 31,
	Notes	2025	2024
Income before income taxes		2,043	2,135
Income taxes at statutory rate (34%)		(695)	(726)
Adjustments that affect the taxes basis:
Tax incentives		412	469
Addition of tax loss carryforward		(60)	(156)
Divestment on Energy Assets	15(a)	(135)	–
Effects on tax computation of foreign operations		(112)	(10)
Reclassification of cumulative adjustments to the income statement		(3)	(17)
Other		(54)	(8)
Income taxes		(647)	(448)
Current tax		(186)	(734)
Deferred tax		(461)	286
Income taxes		(647)	(448)

b) Deferred income tax assets and liabilities

	Notes	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024		8,244	445	7,799
Effect in income statement		(423)	38	(461)
Other comprehensive income		2	3	(1)
Transfer between assets and liabilities		(52)	(52)	–
Translation adjustment		548	36	512
Transfer to held for sale (Energy Assets)	15(a)	(10)	(295)	285
Balance as of March 31, 2025		8,309	175	8,134

Balance as of December 31, 2023		9,565	870	8,695
Effect in income statement		245	(52)	297
Other comprehensive income		136	17	119
Transfer between assets and liabilities		31	31	–
Translation adjustment		(278)	(18)	(260)
Balance as of March 31, 2024		9,699	848	8,851

c) Income taxes - Settlement program (“REFIS”)

	March 31, 2025	December 31, 2024
Current liabilities	386	353
Non-current liabilities	1,005	1,007
REFIS liabilities	1,391	1,360

SELIC rate	14.25%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is US$6,534 as of March 31, 2025 (December 31, 2024: US$5,939), which may reduce tax losses by US$643 as of March 31, 2025 (December 31, 2024: US$596), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

16

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	March 31, 2025			December 31, 2024
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	3,719	1,734	5,453	3,387	1,608	4,995
Expenses of interest on capital	1,397	–	1,397	1,262	–	1,262
Proceeding related to income tax paid abroad	468	–	468	427	–	427
Goodwill amortization	802	71	873	743	62	805
Payments to Renova Foundation	330	378	708	301	351	652
Other	461	–	461	415	–	415
	7,177	2,183	9,360	6,535	2,021	8,556

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	168	–	168	154	–	154
	168	–	168	154	–	154

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

e) Recoverable and taxes payables

	Consolidated
	Current assets		Non-current assets		Current liabilities
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Value-added tax ("ICMS")	247	260	3	3	34	34
Brazilian federal contributions ("PIS" and "COFINS")	179	266	1,053	975	26	12
Income taxes	654	564	325	319	426	317
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	55	63
Other	13	10	–	–	110	148
Total	1,093	1,100	1,381	1,297	651	574

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended March 31,
	2025	2024
Net income attributable to Vale S.A.'s shareholders	1,394	1,679

Thousands of shares
Weighted average number of common shares outstanding	4,268,759	4,285,865
Weighted average number of common shares outstanding and potential ordinary shares	4,273,772	4,289,631

Basic and diluted earnings per share
Common share (US$)	0.33	0.39

17

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

9. Cash flows reconciliation

a) Cash flow from operating activities

		Three-month period ended March 31,
	Notes	2025	2024
Cash flow from operating activities:
Income before income taxes		2,043	2,135
Adjusted for:
Equity results and other results in associates and joint ventures	14	(59)	(124)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	253	6
Review of estimates related to the provision of Brumadinho	23	39	(6)
Review of estimates related to the provision of de-characterization of dams	25	(9)	(61)
Depreciation, depletion and amortization		704	714
Financial results, net	6	(185)	437
Changes in assets and liabilities:
Accounts receivable	10	316	1,935
Inventories	11	(239)	(626)
Suppliers and contractors	12	(21)	378
Other assets and liabilities, net		(308)	(309)
Cash flow from operations		2,534	4,479

b) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	8,539	337	5,916	14,792
Additions	750	–	861	1,611
Payments	(349)	(11)	(580)	(940)
Interest paid (i)	(116)	(4)	(120)	(240)
Cash flow from financing activities	285	(15)	161	431
Transfer to held for sale (Energy Assets)	(210)	(30)	–	(240)
Effect of exchange rate	139	15	2	156
Interest accretion	187	3	86	276
Non-cash changes	116	(12)	88	192
March 31, 2025	8,940	310	6,165	15,415

December 31, 2023	7,474	250	4,747	12,471
Additions	–	–	870	870
Payments	(40)	(12)	(10)	(62)
Interest paid (i)	(92)	(6)	(88)	(186)
Cash flow from financing activities	(132)	(18)	772	622
Effect of exchange rate	(9)	(7)	–	(16)
Interest accretion	85	6	80	171
Non-cash changes	76	(1)	80	155
March 31, 2024	7,418	231	5,599	13,248

(i) Classified as operating activities in the statement of cash flows.

Funding

•	In March 2025, the Company contracted a loan of US$50 with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of US$270 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In February 2025, the Company issued bonds of US$750 with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.
•	In February 2025, the Company contracted a loan of US$270 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In January 2025, the Company contracted a loan of US$271 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In March 2024, the Company contracted a loan of US$360 with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

18

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated
•	In March 2024, the Company contracted a loan of US$60 with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.
•	In February 2024, the Company contracted a loan of US$166 with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.
•	In February 2024, the Company contracted a loan of US$34 with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.
•	From January to February 2024, the Company contracted a loan of US$250 with Banco Bradesco with a fixed rate maturing in 2025.

Payments

•	In March 2025, Vale redeemed notes maturing in 2034, 2036 and 2039, in the total amount of US$329 and paid a premium of US$44, recorded as “Bond premium repurchase” in the financial results for the three-month period ended March 31, 2025.
•	In March 2025, the Company partially settled the loan contracted with The New Development Bank ("NDB"), in the amount of US$150.
•	In January 2024, the Company paid principal and interest of debentures, in the amount of US$46.

c) Non-cash transactions

	Three-month period ended March 31
	2025	2024
Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	4	5

10. Accounts receivable

	Notes	March 31, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		1,197	1,540
Energy Transition Metals		861	788
Other		10	19
Related parties	29(b)	131	63
Accounts receivable		2,199	2,410
Expected credit loss		(55)	(52)
Accounts receivable, net		2,144	2,358

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	March 31, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (US$ million)
Iron ore	14,300	102	+/- 10%	+/-146
Copper	50	9,351	+/- 10%	+/-51

19

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

11. Inventories

	March 31, 2025	December 31, 2024
Finished products
Iron Solutions	2,688	2,493
Energy Transition Metals	631	571
	3,319	3,064

Work in progress	677	691
Consumable inventory	1,064	988

Net realizable value provision (i)	(141)	(138)
Total of inventories	4,919	4,605

(i) In the three-month period ended March 31, 2025, the effect of provision for net realizable value was US$4 (2024: US$49).

12. Suppliers and contractors

	Notes	March 31, 2025	December 31, 2024
Third parties		4,253	4,004
Related parties	29(b)	150	230
Total		4,403	4,234

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

	March 31, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	1,429	1,343
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	6
Total carrying amount relating to Arrangements with suppliers and contractors	1,429	1,349

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the three-month period ended March 31, 2025 and 2024 due to the Arrangements totaled, respectively, US$39 and US$46.

20

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

13. Other financial assets and liabilities

		Current		Non-Current
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	8	13
Derivative financial instruments	18	274	53	51	15
Investments in equity securities		–	–	56	54
Loans - Related parties	29(b)	3	–	147	149
		277	53	262	231
Other financial liabilities
Derivative financial instruments	18	44	197	222	428
Other financial liabilities - Related parties	29(b)	283	291	–	–
Liabilities related to the concession grant	13(a)	517	467	2,005	1,887
Others		521	588		32
		1,365	1,543	2,227	2,347

a) Liabilities related to the concession grant

	Consolidated						Discount rate
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	March 31, 2025	March 31, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	1,118	(3)	25	(13)	88	1,215	7,41% - 11,04%	7,32% - 11,04%	33 years
Infrastructure investment	1,236	16	27	(68)	96	1,307	7,18% - 8,19%	7,43% - 8,12%	8 years
	2,354	13	52	(81)	184	2,522
Current liabilities	467					517
Non-current liabilities	1,887					2,005
Liabilities	2,354					2,522

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating.

21

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14. Investments in associates and joint ventures

Associates and joint ventures	% ownership	December 31, 2024	Equity results in income statement	Dividends declared	Translation adjustment	Other	March 31, 2025
Iron Solutions
Anglo American Minerio de Ferro Brasil S.A	15.00	663	13	(4)	–	4	676
Companhia Coreano-Brasileira de Pelotização	50.00	75	2	–	6	–	83
Companhia Hispano-Brasileira de Pelotização	50.89	42	1	–	3	–	46
Companhia Ítalo-Brasileira de Pelotização	50.90	61	1	–	5	–	67
Companhia Nipo-Brasileira de Pelotização	51.00	129	2	–	11	–	142
MRS Logística S.A.	49.01	591	23	–	47	–	661
VLI S.A.	29.60	341	(12)	(15)	26	–	340
Samarco Mineração S.A. (note 24)	50.00	–	–	–	–	–	–
Vale Oman Distribution Center	50.00	616	3	(20)	–	–	599
Other	–	20	–	–	1	(21)	–
		2,538	33	(39)	99	(17)	2,614
Energy Transition Metals
PT Vale Indonesia Tbk	33.88	1,885	1	–	–	–	1,886
		1,885	1	–	–	–	1,886
Others
Aliança Norte Energia Participações S.A.	51.00	74	(7)	–	6	–	73
Other		50	–	(1)	4	(1)	52
		124	(7)	(1)	10	(1)	125
Equity results in associates and joint ventures		4,547	27	(40)	109	(18)	4,625
Other results in associates and joint ventures			32
Equity results and other results in associates and joint ventures			59

22

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

15. Acquisitions and divestitures

		Three-month period ended March 31, 2025
	Reference	2025	2024
Energy Assets	15(a) and 16	(117)	–
		(117)	–

a) Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança Geração de Energia S.A. ("Aliança Energia"), including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, which are assets of the Company and will be transferred to Aliança Energia upon closing of the transaction, for the amount of US$837.

The transaction amount for Vale comprises an estimated cash inflow of US$1 billion, net of an estimated reduction of US$0.2 billion in the remaining investment in Aliança Energia due to a loan that will be assumed by the investee in the context of the transaction.

Aliança Energia operates power generation assets in Brazil, with a portfolio of six hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará that, together with Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, both located in Minas Gerais, will henceforth be referred to as the "Energy Assets".

Upon closing, Vale will have energy supply contracts for own use and will lose control over Aliança Energia, being the remaining interest treated as an associate and accounted at the equity method. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions.

As a result of the agreement with GIP, the assets and liabilities associated with the Energy Assets were classified as held for sale in these interim financial statements and the Company recognized an impairment loss in the amount of US$117 in the income statement as "Impairment and gains (losses) on disposal of non-current assets, net".

Energy Assets classified as held for sale

	Notes	March 31, 2025
Assets
Cash and cash equivalents		115
Deferred income taxes	7(b)	10
Intangible assets	16	904
Property, plant, and equipment	17 and 22	831
Others		34
Total assets		1,894

Liabilities
Loans and borrowings	9(b)	240
Deferred income taxes	7(b)	295
Others		163
Total liabilities		698

16. Intangibles

	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		3,038	6,942	84	450	10,514
Additions		–	75	8	–	83
Disposals		–	(2)	–	–	(2)
Amortization		–	(74)	(12)	–	(86)
Impairment	15(a)	(117)	–	–	–	(117)
Transfer to held for sale (Energy Assets)	15(a)	(131)	(770)	–	(3)	(904)
Translation adjustment		110	544	6	34	694
Balance as of March 31, 2025		2,900	6,715	86	481	10,182
Cost		2,900	8,435	613	481	12,429
Accumulated amortization		–	(1,720)	(527)	–	(2,247)
Balance as of March 31, 2025		2,900	6,715	86	481	10,182

Balance as of December 31, 2023		3,263	7,689	104	575	11,631
Additions		–	37	14	–	51
Disposals		–	–	–	(5)	(5)
Amortization		–	(62)	(18)	–	(80)
Translation adjustment		(80)	(239)	(3)	(17)	(339)
Balance as of March 31, 2024		3,183	7,425	97	553	11,258
Cost		3,183	9,150	632	553	13,518
Accumulated amortization		–	(1,725)	(535)	–	(2,260)
Balance as of March 31, 2024		3,183	7,425	97	553	11,258

23

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

17. Property, plant, and equipment

	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		8,655	8,085	4,038	4,547	2,088	660	2,192	9,719	39,984
Additions (i)		–	–	–	–	–	108	–	1,068	1,176
Disposals and impairments		(6)	(2)	(2)	(7)	–	–	(12)	(120)	(149)
Assets retirement obligation	25(b)	–	–	–	86	–	–	–	–	86
Depreciation, depletion and amortization		(105)	(138)	(155)	(94)	(37)	(34)	(77)	–	(640)
Transfer to held for sale (Energy Assets)	15(a)	(24)	(306)	(358)	(1)	–	(37)	(48)	(57)	(831)
Translation adjustment		556	552	216	172	166	18	107	520	2,307
Transfers		277	373	215	(1,059)	89	–	108	(3)	–
Balance as of March 31, 2025		9,353	8,564	3,954	3,644	2,306	715	2,270	11,127	41,933
Cost		16,270	14,079	9,822	11,442	4,018	1,531	5,099	11,127	73,388
Accumulated depreciation		(6,917)	(5,515)	(5,868)	(7,798)	(1,712)	(816)	(2,829)	—	(31,455)
Balance as of March 31, 2025		9,353	8,564	3,954	3,644	2,306	715	2,270	11,127	41,933

Balance as of December 31, 2023		10,119	9,239	4,450	6,925	2,612	1,359	2,484	11,208	48,396
Additions (i)		-	–	–	–	–	15	–	1,307	1,322
Disposals		(3)	(15)	(1)	–	(2)	–	–	(36)	(57)
Assets retirement obligation	25(b)	-	–	–	(53)	–	–	–	–	(53)
Depreciation, depletion and amortization		(113)	(143)	(186)	(127)	(40)	(47)	(83)	–	(739)
Translation adjustment		(292)	(274)	(104)	(185)	(81)	(11)	(63)	(307)	(1,317)
Transfers		167	245	145	137	32	–	62	(788)	–
Balance as of March 31, 2024		9,878	9,052	4,304	6,697	2,521	1,316	2,400	11,384	47,552
Cost		17,069	14,705	10,272	15,371	4,342	2,180	5,297	11,384	80,620
Accumulated depreciation		(7,191)	(5,653)	(5,968)	(8,674)	(1,821)	(864)	(2,897)	-	(33,068)
Balance as of March 31, 2024		9,878	9,052	4,304	6,697	2,521	1,316	2,400	11,384	47,552

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

24

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	March 31, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	319	262	52	601
Commodities price risk	6	4	16	23
Embedded derivatives	–	–	–	1
Total	325	266	68	625

Net exposure

	March 31, 2025	December 31, 2024
Foreign exchange and interest rate risk	57	(549)
Commodities price risk	2	(7)
Embedded derivatives	–	(1)
Total	59	(557)

Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended March 31,
	2025	2024
Foreign exchange and interest rate risk	764	(14)
Commodities price risk	–	17
Embedded derivatives	1	(1)
Total	765	2

Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Three-month period ended March 31,
	2025	2024
Foreign exchange and interest rate risk	143	41
Commodities price risk	(9)	2
Total	134	43

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$10.267	US$11.490	57	(549)	209	5	(157)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	57	(1,925)	(3,907)
US$ interest rate inside Brazil decrease	57	(122)	(328)
Brazilian interest rate increase	57	(334)	(656)
TJLP interest rate decrease	57	55	52
IPCA index decrease	57	(56)	(154)
SOFR interest rate decrease	57	17	(24)
US Treasury rate increase	57	57	57

25

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	19,288,125	24,050,625	3	11	3	–	–

Forward Freight Agreement (days)
Freight forwards	2,430	3,240	1	(11)	1	–	–

Fixed price nickel sales protection (ton)
Nickel forwards	3,870	4,978	(2)	(7)	(2)	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	3	(49)	(345)
Forward Freight Agreement (days)	Decrease in freight price	1	(12)	(25)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(2)	(17)	(33)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	–	(1)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	(1)	(3)

a.iv) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended March 31,
	2025	2024
Net investments hedge	171	(56)

b) Credit risk management

b.i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

26

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	March 31, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	516	–	391	1
A1	1,918	87	1,874	28
A2	238	49	520	13
A3	524	13	709	2
Baa1	1	–	1	–
Baa2	4	–	4	–
Ba1 (i)	417	121	719	18
Ba2 (i)	380	55	788	6
	3,998	325	5,006	68

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

19. Financial assets and liabilities

a)	Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		March 31, 2025				December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	3,955	–	–	3,955	4,953	–	–	4,953
Short-term investments	21	–	–	43	43	–	–	53	53
Derivative financial instruments	18	–	–	274	274	–	–	53	53
Accounts receivable	10	245	–	1,899	2,144	374	–	1,984	2,358
		4,200	–	2,216	6,416	5,327	–	2,090	7,417
Non-current					–
Judicial deposits	26(c)	580	–	–	580	537	–	–	537
Restricted cash	13	8	–	–	8	13	–	–	13
Derivative financial instruments	18	–	–	51	51	–	–	15	15
Investments in equity securities	13	–	56	–	56	–	54	–	54
		588	56	51	695	550	54	15	619
Total of financial assets		4,788	56	2,267	7,111	5,877	54	2,105	8,036

Financial liabilities
Current
Suppliers and contractors	12	4,403	–	–	4,403	4,234	–	–	4,234
Derivative financial instruments	18	–	–	44	44	–	–	197	197
Loans and borrowings	21	608	–	–	608	1,020	–	–	1,020
Leases	22	176	–	–	176	147	–	–	147
Liabilities related to the concession grant	13(a)	517	–	–	517	467	–	–	467
Other financial liabilities - Related parties	29	283	–	–	283	291	–	–	291
Advances and other financial obligations	13	521	–	–	521	588	–	–	588
		6,508	–	44	6,552	6,747	–	197	6,944
Non-current
Derivative financial instruments	18	–	–	222	222	–	–	428	428
Loans and borrowings	21	14,807	–	–	14,807	13,772	–	–	13,772
Leases	22	605	–	–	605	566	–	–	566
Participative shareholders' debentures	20	–	–	2,350	2,350	–	–	2,217	2,217
Liabilities related to the concession grant	13(a)	2,005	–	–	2,005	1,887	–	–	1,887
Other financial obligations		–	–	–	–	32	–	–	32
		17,417	–	2,572	19,989	16,257	–	2,645	18,902
Total of financial liabilities		23,925	–	2,616	26,541	23,004	–	2,842	25,846

27

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Hierarchy of fair value

		March 31, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	43	–	–	43	53	–	–	53
Derivative financial instruments	18	–	325	–	325	–	68	–	68
Accounts receivable	10	–	1,899	–	1,899	–	1,984	–	1,984
Investments in equity securities	13	–	56	–	56	–	54	–	54
		43	2,280	–	2,323	53	2,106	–	2,159

Financial liabilities
Derivative financial instruments	18	–	266	–	266	–	625	–	625
Participative shareholders' debentures	20	–	2,350	–	2,350	–	2,217	–	2,217
		–	2,616	–	2,616	–	2,842	–	2,842

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	March 31, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,729	7,748	7,267	7,245
Debentures	1,211	1,193	1,272	1,275
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	159	159	185	185
Basket of currencies and bonds in US$ indexed to SOFR	150	156	152	155
Debt contracts in the international market in:
US$, with variable and fixed interest	6,101	6,294	5,844	5,922
Other currencies, with fixed interest	56	57	63	64
Other currencies, with variable interest	9	8	9	8
Total	15,415	15,615	14,792	14,854

20. Participative shareholders’ debentures

	Three-month period ended March 31,
	2025		2024		Liabilities
	Average price (R$)	Financial result	Average price (R$)	Financial result	March 31, 2025	December 31, 2024
Participative shareholders’ debentures	34.73	38	33.70	164	2,350	2,217

On April 1st, 2025 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$132 for the second semester of 2024 (2024: US$153 for the second semester of 2023).

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	Notes	March 31, 2025	December 31, 2024
Loans and borrowings		15,415	14,792
Leases	22(b)	781	713
Gross debt		16,196	15,505

(-) Cash and cash equivalents		3,955	4,953
(-) Short-term investments (i)		43	53
Net debt		12,198	10,499

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”).

28

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Cash and cash equivalents

	March 31, 2025	December 31, 2024
R$	1,312	1,709
US$	2,444	3,048
Other currencies	199	196
Total	3,955	4,953

c) Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency
		Current liabilities		Non-current liabilities
	Average interest rate (i)	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.04%	–	–	7,607	7,187
R$ Debentures	7.02%	53	68	1,130	1,191
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	11.03%	42	41	117	143
Basket of currencies and bonds in US$ indexed to SOFR	6.06%	–	–	150	150
Debt contracts in the international market in:
US$, with variable and fixed interest	5.49%	300	716	5,752	5,042
Other currencies, with fixed interest	5.08%	11	11	42	50
Other currencies, with variable interest	3.98%	–	–	9	9
Accrued charges		202	184	–	–
Total		608	1,020	14,807	13,772

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of March 31, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.22% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Principal	Estimated future interest payments (i)
2025	406	710
2026	156	881
2027	1,686	816
2028	838	760
Between 2029 and 2031	4,478	1,780
2032 onwards	7,649	4,260
Total	15,213	9,207

(i) Based on interest rate curves and foreign exchange rates applicable as of March 31, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

22. Leases

a) Right of use

	December 31, 2024	Additions and contract modifications	Depreciation	Transfer to held for sale (note 15a)	Translation adjustment	March 31, 2025
Ports	51	–	(6)	–	2	47
Vessels	353	–	(11)	–	–	342
Pelletizing plants	109	92	(12)	–	9	198
Properties	94	16	(4)	(37)	7	76
Energy plants	28	–	(1)	–	–	27
Others	25	–	–	–	–	25
Total	660	108	(34)	(37)	18	715

29

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Leases liabilities

	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	March 31, 2025
Ports	54	–	(5)	1	–	2	52
Vessels	356	–	(14)	3	–	–	345
Pelletizing plants	126	92	(1)	1	–	9	227
Properties	107	16	(5)	1	(37)	9	91
Energy plants	43	–	(1)	1	–	–	43
Others	27	–	(4)	1	–	(1)	23
Total	713	108	(30)	8	(37)	19	781
Current liabilities	147						176
Non-current liabilities	566						605
Total	713						781

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$8 recorded in the income statement in the three-month period ended March 31, 2025 (2024: US$56).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	20	13	1	1	18	53	2 to 19	4% to 5%
Vessels	44	54	53	51	188	390	1 to 7	3% to 4%
Pelletizing plants	52	44	41	41	70	248	1 to 8	2% to 6%
Properties	15	19	18	17	106	175	1 to 14	2% to 6%
Energy plants	6	6	5	5	33	55	2 to 6	5%
Others	7	7	4	3	1	22	1 to 4	3% to 6%
Total	144	143	122	118	416	943

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in the income statements

	Three-month period ended in March 31,
	2025	2024
Integral Reparation Agreement	25	33
Other obligations	(64)	(27)
Incurred expenses	(72)	(110)
Insurance	5	2
Expenses related to Brumadinho event	(106)	(102)

30

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Changes in the provision in the period

	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	Translation adjustment	March 31, 2025
Integral Reparation Agreement
Payment obligations	304	(4)	9	–	24	333
Provision for socio-economic reparation and others	327	(11)	11	(10)	25	342
Provision for social and environmental reparation	533	(10)	18	(25)	41	557
	1,164	(25)	38	(35)	90	1,232
Other obligations
Tailings containment, geotechnical safety and environmental reparation	504	6	16	(30)	39	535
Individual indemnification	49	(1)	2	(10)	3	43
Other	253	59	(2)	(9)	21	322
	806	64	16	(49)	63	900
Liability	1,970	39	54	(84)	153	2,132

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.47% on March 31, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

The Settlement for Integral Reparation addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the agreement. For the execution of the environmental recovery, actions has no cap limit, despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure.. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

31

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Court will review the admissibility of Vale's Motion for Summary Judgment through the consideration of a pre-motion letter submitted by Vale. Additionally, in 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is currently pending.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

32

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$313 (R$1,800 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately US$679 (R$3,900 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately US$522 (R$3,000 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Settlement is US$31.7 billion (R$170 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	US$7.9 billion (R$38 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	US$18 billion (R$100 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	US$5.8 billion (R$32 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

33

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

b) Provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2024	3,663
Revision to estimates	(2)
Monetary and present value adjustments	54
Disbursements	(162)
Translation adjustments	284
Balance as of March 31, 2025	3,837

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 7.30% on December 31, 2024, to 7.35% on March 31, 2025.

34

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks. The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately US$1,031 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

In addition, in 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

In the months that followed, Vale was served with notices of these asset freezes in Brazil, some of which have already been lifted due to the adherence of certain municipalities that were claimants in this case to the Definitive Settlement.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$4.8 billion of financial debt held by creditors was exchanged for approximately US$3.9 billion of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at US$1 billion from 2024 to 2030, of which US$213 has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

35

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and also throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Three-month period ended in March 31,
	Notes	2025	2024
De-characterization of upstream geotechnical structures	25(a)	9	61
Obligation for asset decommissioning	25(b)	(8)	13
Environmental obligations	25(b)	–	(22)
Total		1	52

Provision changes during the period

	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		2,213	3,106	444	5,763
Revision to estimates - amounts for closed plants charged to the income statement		(9)	8	–	(1)
Revision to estimates – capitalized value for operational plants		–	86	2	88
Disbursements		(79)	(35)	(19)	(133)
Monetary and present value adjustments		44	38	7	89
Transfer to assets held for sale	15(a)	–	(2)	(22)	(24)
Translation adjustments		173	119	27	319
Balance as of March 31, 2025		2,342	3,320	439	6,101

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.36% to 7.46%.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of US$10 for the three-month period ended March 31, 2025, respectively (2024: US$43).

36

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Liability by geographical area
Brazil	1,890	1,784	7.37%	7.38%	2132	2132
Canada	1,616	1,520	1.31%	1.44%	2152	2152
Oman	142	142	3.57%	3.66%	2035	2035
Other regions	111	104	2.76%	2.77%	-	-
	3,759	3,550
Operating plants	2,762	2,509
Closed plants	997	1,041
	3,759	3,550

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of US$1,080 as of March 31, 2025 (December 31, 2024: US$1,091), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Three-month period ended in March 31,
	2025	2024
Tax litigations	(2)	(4)
Civil litigations	(16)	(12)
Labor litigations	(39)	(33)
Environmental litigations	–	(1)
Total	(57)	(50)

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	201	290	482	40	1,013
Additions and reversals, net	2	16	39	–	57
Payments	(3)	(11)	(15)	–	(29)
Indexation and interest	4	4	7	–	15
Transfer to held for sale	–	(5)	–	(27)	(32)
Translation adjustment	16	23	38	3	80
Balance as of March 31, 2025	220	317	551	16	1,104

Balance as of December 31, 2023	90	380	514	15	999
Additions and reversals, net	4	12	33	1	50
Payments	–	(25)	(22)	–	(47)
Indexation and interest	7	25	(1)	1	32
Translation adjustment	(3)	(12)	(16)	(1)	(32)
Balance as of March 31, 2024	98	380	508	16	1,002

37

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

	March 31, 2025	December 31, 2024
Tax litigations	6,457	5,995
Civil litigations	1,402	1,274
Labor litigations	339	292
Environmental litigations	1,146	1,050
Total	9,344	8,611

c) Judicial deposits

	March 31, 2025	December 31, 2024
Tax litigations	370	338
Civil litigations	86	78
Labor litigations	113	110
Environmental litigations	11	11
Total	580	537

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$3.1, billion (December 31, 2024: US$2.9 billion) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
Payroll, related charges and other remunerations		585	934	—	–
Charges related to share-based payments	27(a)	16	16	—	–
Employee post retirement obligation	27(b)	63	62	1,155	1,118
		664	1,012	1,155	1,118

a) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

38

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the three-month period ended March 31, 2025 is shown below:

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	12.02	15.94	20.03

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the three-month period ended March 31, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	12.49	16.60	13.81
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72.42%	51.20%
Expected performance factor	81.56%	69.17%	44.12%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	March 31, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	860	–	1,071	–
Interest income	29	–	69	–
Changes on asset ceiling	7	–	(76)	–
Translation adjustment	52	–	(204)	–
Balance at end of the period	948	–	860	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(3,449)	(1,961)	(3,346)	(1,923)
Fair value of assets	4,504	743	4,316	743
Effect of the asset ceiling	(948)	–	(860)	–
Assets (liabilities)	107	(1,218)	110	(1,180)

Current liabilities	–	(63)	–	(62)
Non-current assets (liabilities) (i)	107	(1,155)	110	(1,118)
Assets (liabilities)	107	(1,218)	110	(1,180)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

28. Equity

a) Share capital

As of March 31, 2025, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

39

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	March 31, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	395,783,782	–	395,783,782
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	289,063,618	–	289,063,618
Total shareholders with more than 5% of capital	971,194,455	–	971,194,455
Free floating	3,297,584,320	–	3,297,584,320
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,778,775	12	4,268,778,787
Shares in treasury	270,228,793	–	270,228,793
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Three-month period ended March 31,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	10,493,300	–	147
Acquired by wholly owned subsidiaries	–	9,137,714	–	128
Total	–	19,631,014	–	275

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of US$1,596 (R$9,143 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of US$2,364 (R$11,722 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

40

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Transactions with related parties

	Three-month period ended March 31,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(27)	–
Pelletizing companies (i)	–	(26)	(10)	–	(77)	(9)
MRS Logística S.A.	–	(102)	–	–	(90)	–
Norte Energia S.A.	–	(13)	–	–	(15)	–
Other	7	(65)	–	9	(21)	(3)
	7	(206)	(10)	9	(230)	(12)
Associates
VLI	68	(12)	(1)	82	(6)	(1)
PTVI	–	(159)	–	–	–	–
Other	–	–	3	–	(1)	3
	68	(171)	2	82	(7)	2
Shareholders
Bradesco	–	–	129	–	–	(39)
Mitsui	34	–	–	61	–	–
Cosan	7	(8)	–	–	(1)	–
	41	(8)	129	61	(1)	(39)
Total	116	(385)	121	152	(238)	(49)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	Assets
	March 31, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	36	–	–	34
MRS Logística S.A.	–	–	34	–	13	32
Other	–	4	–	–	5	–
	–	4	70	–	18	66
Associates
VLI	–	113	16	–	19	–
PTVI	–	–	–	–	–	–
Anglo American	–	–	150	–	–	149
Other	–	–	3	–	–	1
	–	113	169	–	19	150
Shareholders
Bradesco	156	–	51	261	–	16
Banco do Brasil	20	–	–	22	–	–
Mitsui	–	1	–	–	7	–
Cosan	–	2	–	–	3	–
	176	3	51	283	10	16
Pension plan	–	11	–	–	16	–
Total	176	131	290	283	63	232

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

41

Notes to the Consolidated Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	March 31, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	9	283	49	291
MRS Logística S.A.	12	–	32	–
Other	75	–	66	–
	96	283	147	291
Associates
VLI	3	144	2	47
PTVI	50	–	67	–
Other	–	–	2	–
	53	144	71	47
Shareholders
Bradesco	–	80	–	163
Cosan	1	–	1	–
	1	80	1	163
Pension plan	–	–	11	–
Total	150	507	230	501

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the three-month period ended March 31, 2025, the compensation of the Company’s key management personnel was US$10 (2024: US$11).

42

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 24, 2025		Director of Investor Relations